SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.1)

                      COMMODORE APPLIED TECHNOLOGIES, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                   202630 10 9
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                                 (CUSIP Number)


                             STEPHEN A. WEISS, ESQ.
                                GREENBERG TRAURIG
                              THE METLIFE BUILDING
                           200 PARK AVENUE, 15TH FLOOR
                            NEW YORK, NEW YORK 10166
                                 (212) 801-9200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 17, 2000
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             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                              (Page 1 of 11 Pages)

CUSIP NO.  202630 10 9           SCHEDULE 13D/A               Page 2 of 12 Pages

(1) Name of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons (Entities Only)

      Paul E. Hannesson
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(2)   Check the Appropriate Box if a Member of a Group
      (a)   [ ]     (b) [ ]

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(3)   SEC Use Only

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(4)   Source of Funds

      OO (See Item 3)
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(5)   Check if Disclosure of Legal Proceedings is Required  Pursuant to Items
      2(d) or 2(e) [_]
                                                                             [ ]
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(6)   Citizenship or Place of Organization

      United States
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                     7       SOLE VOTING POWER
       NUMBER OF             897,500(1)
       SHARES        -----------------------------------------------------------
     BENEFICIALLY    8       SHARED VOTING POWER
      OWNED BY               2,983,650(2)
        EACH         -----------------------------------------------------------
      REPORTING      9       SOLE DISPOSITIVE POWER
       PERSON                897,500(1)
        WITH         -----------------------------------------------------------
                     10      SHARED DISPOSITIVE POWER
                             2,983,650(2)

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(11)  Aggregate Amount  Beneficially Owned by Each Reporting Person

      3,881,150(1)(2)
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
--------------------------------------------------------------------------------

(13)  Percent of Class  Represented by Amount in Row (11)

      8.38%(3)
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(14)  Type of Reporting Person

      IN
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(1) Represents: (i) 750,000 shares of Common Stock of the Issuer owed directly by Mr. Hannesson; and (ii) 147,500 shares of Common Stock of the Issuer underlying currently exercisable options to purchase Common Stock of the Issuer granted to Mr. Hannesson pursuant to the Non-Qualified Stock Option Agreement dated July 13, 1999.

(2) Represents shares of Common Stock of the Issuer beneficially owned directly by Environmental, which Mr. Hannesson is deemed to beneficially own indirectly by virtue of his beneficial ownership of approximately 10.0% of the issued and outstanding shares of Environmental common stock. Mr. Hannesson shares voting and dispositive power with respect to such shares with the members of Environmental's Board of Directors. This report should not be deemed an admission that Mr. Hannesson is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.

(3) Calculated on the basis of 46,268,836 shares of Common Stock of the Issuer outstanding as of April 17, 2000, giving effect to the full exercise of the Environmental Warrants and the Common Stock underlying currently exercisable options discussed in Note (1)(ii) above.

                               Page 2 of 11 Pages)

      This Amendment No.1 amends and supplements Items 3, 5 and 6 of the
Schedule 13D, dated November 24, 1999, which was filed on behalf of Commodore Environmental Services Inc. ("Environmental"), Bently J. Blum and Paul E. Hannesson (collectively, the "Reporting Persons") with respect to ownership of common stock ("Common Stock") of Commodore Applied Technologies, Inc., a Delaware corporation (the "Issuer"), to reflect a change in the number of shares of Common Stock owned by Mr. Hannesson as a result of his exercise of certain options to purchase additional shares of Common Stock of the Issuer.

      ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      In March 1996, the Issuer was formed as a wholly-owned subsidiary of Environmental. Prior to the Issuer's initial public offering in June 1996, in exchange for the issuance of 15,000,000 shares of Common Stock of the Issuer (representing 100% of the outstanding shares of Common Stock of the Issuer at the time), Environmental contributed to the Issuer (i) all of the assets and properties (including joint working proposals, quotations and bids in respect to projects and contracts awarded for feasibility studies), subject to all of the liabilities, of its operating divisions relating to certain environmental remediation technologies and the exploitation of such technologies in all commercial and governmental applications; (ii) all of the outstanding shares of the capital stock of certain corporate entities engaged in similar businesses; and (iii) a $3.0 million promissory note. As a result of the Issuer's initial public offering in June 1996, Environmental's beneficial ownership interest in the Issuer was reduced from 100% to 73%.

      In December 1996, as part of a corporate restructuring to consolidate all of its current environmental technology businesses within the Issuer, Environmental transferred to the Issuer all of the capital stock of Separation and Commodore CFC Technologies, Inc. In addition, Environmental assigned to the Issuer notes aggregating $976,200 at December 2, 1996, representing advances previously made by Environmental to Separation. In consideration for such transfers, the Issuer paid Environmental $3.0 million in cash and issued to Environmental a warrant expiring December 1, 2003 to purchase 7,500,000 shares of Common Stock of the Issuer at an exercise price of $15.00 per share, valued at $2.4 million. Such warrant was subsequently amended to, among other things, reduce the exercise price thereof from $15.00 per share to $10.00 per share.

      From May 1997 through February 1998, in a series of private transactions, Environmental sold an aggregate of 6,801,856 of the 15,000,000 shares of Common Stock of the Issuer that it owned to certain private investors.

      In September 1997, Environmental provided a $4.0 million unsecured loan to the Issuer, evidenced by the Issuer's 8% convertible subordinated note (the "Convertible Note"). Pursuant to the terms of the Convertible Note, the Issuer was obligated to pay Environmental interest only at the rate of 8% per annum, payable quarterly. Unless converted into Common Stock of the Issuer at any time, the unpaid principal amount of the Convertible Note was due and payable, together with accrued and unpaid interest, on August 31, 2002. Payments of principal and accrued interest under the Convertible Note was subordinated to all other indebtedness for money borrowed of the Issuer. Environmental had the right to convert the Convertible Note into shares of Common Stock of the Issuer at a conversion price of $3.89 per share. Such conversion price was fixed at approximately 85% of the five day average closing bid price of the Common Stock ($4.575 per share) prior to August 22, 1997, the date that the executive committees of the respective Boards of Directors of Environmental and the Issuer authorized such loan. In connection with the $4.0 million loan, the Issuer issued Environmental a five-year warrant to purchase 1,000,000 shares of Common Stock of the Issuer at an exercise price of $5.0325 per share (approximately 110% of the $4.575 five day average closing bid price of the Common Stock prior to August 22, 1997).

      In March 1998, the Issuer prepaid $2.0 million of the Convertible Note by
(i) paying Environmental the sum of $500,000 in cash and (ii) transferring to Environmental a promissory note, dated August 30, 1996, in the principal amount of $1.5 million. To induce Environmental to accept the Issuer's prepayment of $2.0 million of the Convertible Note (and thereby give up the right to convert $2.0 million of the Convertible Note into Common Stock of the Issuer), the Issuer issued to Environmental an additional warrant to purchase up to 514,000 shares of Common Stock of the Issuer at an exercise price of $4.50 per share. Such exercise price was fixed at approximately


                              (Page 3 of 11 Pages)

110% of the closing sale price of the Common Stock on February 20, 1998, the trading day immediately prior to the date the Board of Directors of Environmental approved such prepayment. The estimated fair value of such warrant is approximately $340,000.

      In February 1998, Environmental provided a $5,450,000 unsecured loan to the Issuer, evidenced by the Issuer's 8% non-convertible note (the "Intercompany Note"). Pursuant to the terms of the Intercompany Note, interest on the unpaid principal balance of the Intercompany Note was payable at the rate of 8% per annum semiannually in cash. The unpaid principal amount of the Intercompany Note was due and payable, together with accrued and unpaid interest, on the earlier to occur of (a) December 31, 1999, or (b) consummation of any public offering or private placement of securities of the Issuer with net proceeds aggregating in excess of $6.0 million, other than in respect of working capital financing or secured financing of assets received by the Issuer in the ordinary course of business from any bank or other lending institution. In connection with the loan, the Issuer amended and restated in its entirety the five-year warrant to purchase 7,500,000 shares of Common Stock issued to Environmental on December 2, 1996 to, among other things, reduce the exercise price of the warrant from $15.00 per share to $10.00 per share. In addition, the Issuer issued to Environmental an additional five-year warrant to purchase 1,500,000 shares of Common Stock of the Issuer at an exercise price of $10.00 per share. Such warrant was subsequently amended to reduce the exercise price thereof from $10.00 per share to $1.50 per share.

      Effective September 28, 1998, the Issuer repaid the remaining balances on the Convertible Note and the Intercompany Note, which totaled an aggregate of $6,755,864, by (i) transferring 10,000,000 shares of Separation common stock, representing 87% of Separation's outstanding common stock, to Commodore Environmental Services, LLC, a Delaware limited liability company wholly-owned by Environmental; (ii) issuing 20,909 shares of newly created 6% Series B Convertible Preferred Stock, par value $0.001 per share (the "Series B Preferred Stock"), 10,189 shares of newly created 6% Series C Convertible Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock"), and 20,391 shares of newly created 6% Series D Convertible Preferred Stock, par value $0.001 per share (the "Series D Preferred Stock"), of the Issuer to Environmental; (iii) assigning to Environmental an account receivable due to the Issuer from Separation in the amount of $357,000; and (vi) amending the warrant held by Environmental to purchase 1,500,000 shares of Common Stock of the Issuer to reduce the exercise price thereof from $10.00 per share to $1.50 per share.

      Pursuant to certain anti-dilution provisions contained in the Environmental Warrants, the respective per share exercise prices of and number of shares subject to the Environmental Warrants were adjusted in November 1999 as follows:

                                                           NUMBER OF SHARES                           NUMBER OF SHARES
                                                           ORIGINALLY               ADJUSTED          CURRENTLY ISSUABLE
                               ORIGINAL EXERCISE PRICE     ISSUABLE ON EXERCISE     EXERCISE PRICE    ON  EXERCISE
------------------------------------------------------------------------------------------------------------------------------------
12/96 Warrant                    $10.00 (as amended)            7,500,000               $7.03            10,675,168


09/97 Warrant                    $5.0325                        1,000,000               $3.78             1,331,062

02/98 Warrant                    $1.50 (as amended)             1,500,000               $1.28             1,754,029

03/98 Warrant                    $4.50                            514,000               $3.56               650,281

         TOTAL                                                 10,514,000                                 14,410,540
                                                               ==========                                 ==========

      On November 24, 1999, Environmental elected to convert all of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into an aggregate of 7,258,533 shares of Common Stock of the Issuer, and such shares of Common Stock were issued to Environmental as of that date.

      As a result of the foregoing transactions, as of April 17, 2000, Environmental was the beneficial owner of 29,867,217 shares of Common Stock of the Issuer (including 14,410,540 shares of Common Stock underlying the Environmental Warrants), representing approximately 64.5% of the issued and outstanding shares of Common Stock of the Issuer as of such date, giving effect to the full exercise of the Environmental Warrants.

                              (Page 4 of 11 Pages)

      Bentley J. Blum is the Chairman of the Board, President and Chief Executive Officer of Environmental and a director of the Issuer. Mr. Blum is deemed to be the beneficial owner of 29,937,217 shares of Common Stock of the Issuer, representing approximately 64.7% of the issued and outstanding shares of common stock of the Issuer as of April 17, 2000 (giving effect to the full exercise of the Environmental Warrants and all options to purchase shares of Common Stock of the Issuer held by Mr. Blum), by virtue of his beneficial ownership of: (i) 70,000 shares of Common Stock underlying currently exercisable stock options granted to Mr. Blum by the Issuer under its 1998 Stock Option Plan; and (ii) 34,979,737 shares of Environmental common stock, which includes 4,500,000 shares of Environmental common stock underlying currently exercisable stock options granted to Mr. Blum by Environmental and 2,000,000 shares of Environmental common stock owned of record by Mr. Blum's spouse (but excludes 450,400 shares of Environmental common stock owned by Mr. Blum's mother and 385,000 shares of Environmental common stock owned by Mr. Blum's father), collectively representing approximately 52.0% of the issued and outstanding shares of Environmental common stock as of April 17, 2000. Mr. Blum disclaims any beneficial interest in the shares of Environmental common stock owned by his spouse, mother and father. The Board of Directors of Environmental has the power to direct the vote and to direct the disposition of the 29,867,217 shares of Common Stock of the Issuer beneficially owned directly by Environmental. Environmental's Board of Directors currently consists of two directors, one of which is Mr. Blum. By virtue of Mr. Blum's beneficial ownership of approximately 52.0% of the issued and outstanding shares of Environmental common stock and his status as one of two members of the Board of Directors of Environmental, Mr. Blum is deemed to be the indirect beneficial owner of all of the 29,867,217 shares of the Issuer's Common Stock beneficially owned directly by Environmental and shares voting and dispositive power with respect to such shares with the other member of Environmental's Board of Directors.

     Paul E. Hannesson is the Chairman of the Board, President and Chief Executive Officer of the Issuer. As of the date hereof, Mr. Hannesson is deemed to be the beneficial owner of 3,881,150 shares of Common Stock of the Issuer, representing approximately 8.38% of the issued and outstanding shares of common stock of the Issuer as of such date (giving effect to the full exercise of the Environmental Warrants and all options to purchase shares of Common Stock held by Mr. Hannesson), by virtue of his beneficial ownership of: (i) 750,000 shares of Common Stock of the Issuer; (ii) 147,500 shares of Common Stock of the Issuer underlying currently exercisable options to purchase Common Stock of the Issuer granted to Mr. Hannesson pursuant to the Non-Qualified Stock Option Agreement dated July 13, 1999, as amended, (the "Stock Option Agreement"); and (iii) 6,325,705 shares of Environmental common stock, which includes 2,650,000 shares of Environmental common stock owned of record by Mr. Hannesson's spouse, 3,150,000 shares of Environmental common stock owned of record by the Hannesson Family Trust for the benefit of Mr. Hannesson's spouse, son and daughter, and 525,705 shares of Environmental common stock underlying currently exercisable stock options granted to Mr. Hannesson by Environmental (but excludes 1,000,000 shares of Environmental common stock owned of record by each of Jon Paul and Krista Hannesson, the adult children of Mr. Hannesson), collectively representing approximately 10.0% of the issued and outstanding shares of Environmental common stock as of April 17, 2000. Mr. Hannesson disclaims any beneficial interest in the shares of Environmental common stock owned by or for the benefit of his spouse and children. On April 17, 2000, Mr. Hannesson transferred options to purchase 80,000 shares of Common Stock of the Issuer that were currently exercisable and granted to Mr. Hannesson by the Issuer under the Issuer's 1998 Stock Option Plan to his son and daughter in equal amounts of 40,000 options apiece. Mr. Hannesson expressly disclaims beneficial ownership in these shares and this report should not be deemed an admission that Mr. Hannesson is the beneficial owner of such shares for purposes of Section 16 or for any other purpose. Additionally, Mr. Hannesson owns stock options to purchase an aggregate of 2,000,000 shares of Common Stock of the Issuer, which were granted to Mr. Hannesson by the Issuer pursuant to the Stock Option Agreement. Such options are not currently exercisable, nor are they exercisable within 60 days from April 17, 2000.

      ITEM 5.     INTEREST IN SECURITIES OF ISSUER.

      (a) As of April 17, 2000, Environmental was the beneficial owner of 29,867,217 shares of Common Stock of the Issuer (including 14,410,540 shares of Common Stock underlying the Environmental Warrants),


                              (Page 5 of 11 Pages)
representing approximately 64.5% of the issued and outstanding shares of Common Stock of the Issuer as of such date, giving effect to the full exercise of the Environmental Warrants.

            As of April 17, 2000, Bentley J. Blum was deemed to be the beneficial owner of 29,937,217 shares of Common Stock of the Issuer, representing approximately 64.7% of the issued and outstanding shares of common stock of the Issuer as of such date (giving effect to the full exercise of the Environmental Warrants and all options to purchase shares of Common Stock of the Issuer held by Mr. Blum), by virtue of his beneficial ownership of: (i) 70,000 shares of Common Stock underlying currently exercisable stock options granted to Mr. Blum by the Issuer under its 1998 Stock Option Plan; and (ii) 34,979,737 shares of Environmental common stock, which includes 4,500,000 shares of Environmental common stock underlying currently exercisable stock options granted to Mr. Blum by Environmental and 2,000,000 shares of Environmental common stock owned of record by Mr. Blum's spouse (but excludes 450,400 shares of Environmental common stock owned by Mr. Blum's mother and 385,000 shares of Environmental common stock owned by Mr. Blum's father), collectively representing approximately 52.0% of the issued and outstanding shares of Environmental common stock as of April 17, 2000. Mr. Blum disclaims any beneficial interest in the shares of Environmental common stock owned by his spouse, mother and father. The Board of Directors of Environmental has the power to direct the vote and to direct the disposition of the 29,867,217 shares of Common Stock of the Issuer beneficially owned directly by Environmental. Environmental's Board of Directors currently consists of two directors, one of which is Mr. Blum. By virtue of Mr. Blum's beneficial ownership of approximately 52.0% of the issued and outstanding shares of Environmental common stock and his status as one of two members of the Board of Directors of Environmental, Mr. Blum is deemed to be the indirect beneficial owner of all of the 29,867,217 shares of the Issuer's Common Stock beneficially owned directly by Environmental and shares voting and dispositive power with respect to such shares with the other member of Environmental's Board of Directors.

      As of the date hereof, Paul E. Hannesson was deemed to be the beneficial owner of 3,881,150 shares of Common Stock of the Issuer, representing approximately 8.38% of the issued and outstanding shares of common stock of the Issuer as of such date (giving effect to the full exercise of the Environmental Warrants and all options to purchase shares of Common Stock of the Issuer held by Mr. Hannesson), by virtue of his beneficial ownership of: (i) 750,000 shares of Common Stock of the Issuer; (ii) 147,500 shares of Common Stock of the Issuer underlying currently exercisable options to purchase Common Stock of the Issuer granted to Mr. Hannesson pursuant to the Stock Option Agreement; and (iii) 6,325,705 shares of Environmental common stock, which includes 2,650,000 shares of Environmental common stock owned of record by Mr. Hannesson's spouse, 3,150,000 shares of Environmental common stock owned of record by the Hannesson Family Trust for the benefit of Mr. Hannesson's spouse, son and daughter, and 525,705 shares of Environmental common stock underlying currently exercisable stock options granted to Mr. Hannesson by Environmental (but excludes 1,000,000 shares of Environmental common stock owned of record by each of Jon Paul and Krista Hannesson, the adult children of Mr. Hannesson), collectively representing approximately 10.0% of the issued and outstanding shares of Environmental common stock as of April 17, 2000. Mr. Hannesson disclaims any beneficial interest in the shares of Environmental common stock owned by or for the benefit of his spouse and children. On April 17, 2000, Mr. Hannesson transferred options to purchase 80,000 shares of Common Stock of the Issuer that were currently exercisable and granted to Mr. Hannesson by the Issuer under the Issuer's 1998 Stock Option Plan to his son and daughter in equal amounts of 40,000 options apiece. This report should not be deemed an admission that Mr. Hannesson is the beneficial owner of such shares for purposes of Section 16 or for any other purpose. Mr. Hannesson expressly disclaims beneficial ownership of these shares and this report should not be deemed an admission that Mr. Hannesson is the beneficial owner of such shares for purposes of Section 16 or for any other purpose. Additionally, Mr. Hannesson owns stock options to purchase an aggregate of 2,000,000 shares of Common Stock of the Issuer, which were granted to Mr. Hannesson by the Issuer pursuant to the Stock Option Agreement. Such options are not currently exercisable, nor are they exercisable within 60 days from April 17, 2000.

            Except as set forth in response to this Item 5(a), none of the Reporting Persons presently owns beneficially any shares of Common Stock.


                              (Page 6 of 11 Pages)

      (b) Environmental has sole voting and dispositive power with respect to all of the 29,867,217 shares of Common Stock of the Issuer that it beneficially owns.

            Bentley J. Blum has sole voting and dispositive power with respect to 70,000 shares of Common Stock of the Issuer underlying currently exercisable stock options granted to Mr. Blum by the Issuer under its 1998 Stock Option Plan. By virtue of Mr. Blum's beneficial ownership of approximately 52.0% of the issued and outstanding shares of Environmental common stock and his status as one of two members of the Board of Directors of Environmental, Mr. Blum is deemed to be the indirect beneficial owner of all of the 29,867,217 shares of the Issuer's Common Stock beneficially owned directly by Environmental and shares voting and dispositive power with respect to such shares with Jerry Karlik, the other member of Environmental's Board of Directors. Mr. Karlik's business address is 150 East 58th Street, Suite 3400, New York, New York 10155, and his present principal occupation is Vice President and director of Environmental, a company engaged in investing in diverse environmental, chemical and other businesses with a focus on new technologies that may have a significant impact upon their markets. Environmental's address is 150 East 58th Street, Suite 3400, New York, New York 10155. Mr. Karlik has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Karlik was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Paul E. Hannesson has sole voting and dispositive power with respect to 897,500 shares of Common Stock of the Issuer by virtue of his beneficial ownership of: (i) 750,000 shares of Common Stock of the Issuer; and (ii) 147,500 shares of Common Stock of the Issuer underlying currently exercisable options to purchase Common Stock of the Issuer granted to Mr. Hannesson pursuant to the Stock Option Agreement. By virtue of Mr. Hannesson's beneficial ownership of approximately 10.0% of the issued and outstanding shares of Environmental common stock, Mr. Hannesson is deemed to be the indirect beneficial owner of 2,983,650 shares of the Issuer's Common Stock beneficially owned directly by Environmental and shares voting and dispositive power with respect to such shares with Bentley
J. Blum and Jerry Karlik, the members of Environmental's Board of Directors. Mr. Hannesson also has sole voting and dispositive power with respect to 2,000,000 shares of Common Stock of the Issuer underlying stock options granted to Mr. Hannesson by the Issuer pursuant to the Stock Option Agreement, which options are not currently exercisable, nor are they exercisable within 60 days from April 17, 2000.

      (c) On November 24, 1999, Environmental elected to convert all of the issued and outstanding shares of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into an aggregate of 7,258,533 shares of Common Stock of the Issuer, and such shares of Common Stock were issued to Environmental as of that date. The Series B Preferred Stock was converted into 2,987,000 shares of Common Stock of the Issuer at a conversion price of $0.70 per share, the Series C Preferred Stock was converted into 1,358,533 shares of Common Stock of the Issuer at a conversion price of $0.75 per share, and the Series D Preferred Stock was converted into 2,913,000 shares of Common Stock of the Issuer at a conversion price of $0.70 per share. The transaction was effected in New York City on November 24, 1999 by Environmental's delivery to the Issuer of a notice of conversion with respect to all of such preferred stock, whereupon the Issuer caused its transfer agent to issue an aggregate of 7,258,533 shares of its Common Stock to Environmental as of such date.

      (d) AND (e).      Not Applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      I.    COMMODORE ENVIRONMENTAL SERVICES, INC.

      Environmental is the holder of the following Environmental Warrants:

      (i) Warrant to purchase 10,675,168 shares of Common Stock of the Issuer at an exercise price of $7.03 per share, which expires on December 1, 2003. The warrant was originally issued to Environmental in December 1996


                              (Page 7 of 11 Pages)
as a warrant to purchase 7,500,000 shares of Common Stock of the Issuer at an exercise price of $15.00 per share. The warrant was subsequently amended in February 1998 to, among other things, reduce the exercise price of the warrant from $15.00 per share to $10.00 per share. Pursuant to certain anti-dilution provisions contained in the warrant, in November 1999 the exercise price of warrant was adjusted to reduce the exercise price from $10.00 per share to $7.03 per share, and the number of shares of Common Stock of the Issuer subject to the warrant was adjusted to increase the number of shares from 7,500,000 shares to 10,675,168 shares.

      (ii) Warrant to purchase 1,331,062 shares of Common Stock of the Issuer at an exercise price of $3.78 per share, which expires on August 31, 2002. The warrant was originally issued to Environmental in September 1997 as a warrant to purchase 1,000,000 shares of Common Stock of the Issuer at an exercise price of $5.0325 per share. Pursuant to certain anti-dilution provisions contained in the warrant, in November 1999 the exercise price of warrant was adjusted to reduce the exercise price from $5.0325 per share to $3.78 per share, and the number of shares of Common Stock of the Issuer subject to the warrant was adjusted to increase the number of shares from 1,000,000 shares to 1,331,062 shares.

      (iii) Warrant to purchase 1,754,029 shares of Common Stock of the Issuer at an exercise price of $1.28 per share, which expires on February 9, 2004. The warrant was originally issued to Environmental in February 1998 as a warrant to purchase 1,500,000 shares of Common Stock of the Issuer at an exercise price of $10.00 per share. The warrant was subsequently amended effective September 1998 to reduce the exercise price of the warrant from $10.00 per share to $1.50 per share. Pursuant to certain anti-dilution provisions contained in the warrant, in November 1999 the exercise price of warrant was adjusted to reduce the exercise price from $1.50 per share to $1.28 per share, and the number of shares of Common Stock of the Issuer subject to the warrant was adjusted to increase the number of shares from 1,500,000 shares to 1,754,029 shares.

      (iv) Warrant to purchase 650,281 shares of Common Stock of the Issuer at an exercise price of $3.56 per share, which expires on March 31, 2003. The warrant was originally issued to Environmental in March 1998 as a warrant to purchase 514,000 shares of Common Stock of the Issuer at an exercise price of $4.50 per share. Pursuant to certain anti-dilution provisions contained in the warrant, in November 1999 the exercise price of warrant was adjusted to reduce the exercise price from $4.50 per share to $3.56 per share, and the number of shares of Common Stock of the Issuer subject to the warrant was adjusted to increase the number of shares from 514,000 shares to 650,281 shares.

      II.   BENTLEY J. BLUM

      Mr. Blum and the Issuer are parties to the Blum Stock Option Agreement, in which the Issuer granted to Mr. Blum non-qualified stock options to purchase up to 70,000 shares of Common Stock of the Issuer, subject to adjustment, under the Issuer's 1998 Stock Option Plan. Pursuant to the terms of the Blum Stock Option Agreement, the purchase price of the shares of Common Stock of the Issuer underlying the stock options is $0.4375 per share, subject to adjustment, and the stock options will expire on December 14, 2008, subject to earlier termination or cancellation under certain circumstances.



                              (Page 8 of 11 Pages)

      III.  PAUL E. HANNESSON

      Mr. Hannesson and the Issuer are parties to the Stock Option Agreement, in which the Issuer granted to Mr. Hannesson non-qualified options to purchase up to 2,400,000 shares of Common Stock. On April 17, 2000, these options partially vested given Mr. Hannesson the right to purchase 400,000 shares of Commons Stock of the Issuer. On that date, Mr. Hannesson partially exercised his options and purchased 252,500 shares of Common Stock of the Issuer. Pursuant to the terms of the Stock Option Plan, the purchase price of the shares of Common Stock of the Issuer underlying the options is $.50, subject to adjustment as set forth in the Stock Option Agreement. The options will vest in approximately 20% increments upon the occurrence of certain events set forth in the Stock Option Agreement. The stock options will expire, subject to earlier termination or cancellation under certain circumstances, on July 13, 2003. As of April 17, 2000, the remaining options granted under the Stock Option Agreement are not currently exercisable, nor are they exercisable within 60 days from April 17, 2000.

      Mr. Hannesson and Environmental are parties to an employment agreement, dated November 18, 1996, which employment agreement expired by its terms on December 31, 1999 (the "Hannesson Employment Agreement"). Pursuant to the Hannesson Employment Agreement, Mr. Hannesson agreed to devote his business and professional time and efforts to the business of Environmental as a senior executive officer, and to serve in senior executive positions with one or more of Environmental's subsidiaries at the time, including the Issuer. The Hannesson Employment Agreement provides that Mr. Hannesson shall receive, among other things, a base salary at an annual rate of $395,000 through December 31, 1997, and will receive not less than $434,500 through December 31, 1998 and not less than $477,950 through December 31, 1999, for services rendered to Environmental and certain of its affiliates, including the Issuer. Pursuant to the Hannesson Employment Agreement, Mr. Hannesson received, among other things: (i) a signing bonus of (a) $150,000 cash and (b) options to purchase 950,000 shares of common stock of Environmental, which options vested on the date of his employment agreement (such options were subsequently exchanged for 500,000 shares of Environmental common stock issued to the Hannesson Family Trust); and (ii) options to purchase an aggregate of 2,500,000 shares of Environmental common stock exercisable in installments over a period of five years commencing on the date of the Hannesson Employment Agreement, all of which options were subsequently canceled. Mr. Hannesson also received options to purchase common stock of the Issuer and Separation in the amount of 1.0% of each company's total outstanding shares of common stock on the date of grant, and is eligible to receive incentive compensation of up to $225,000 per year for achieving certain goals. Pursuant to the terms of the Hannesson Employment Agreement, Mr. Hannesson is entitled to participate in the bonus plans of the Issuer, which may from time to time include additional grants of stock options or other securities to Mr. Hannesson in connection with his service as an executive officer and director of the Issuer, which securities may be exchangeable for shares of Common Stock of the Issuer.

            Except for the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to Issuer's Common Stock.

      The Environmental Warrants, the Blum Stock Option Agreement, the Hannesson Stock Option Agreement, the Hannesson Employment Agreement and the Agreement of Joint Filing, dated December 6, 1999, by and among Environmental, Bentley J. Blum and Paul E. Hannesson, are incorporated herein by reference as Exhibits 1 through 8, and the descriptions herein of such documents are qualified in their entirety by reference to such documents.


                              (Page 9 of 11 Pages)

      ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

      The following documents are being filed or incorporated by reference as Exhibits to this Statement and are each incorporated by reference herein.

      EXHIBIT NO.                         DOCUMENT
      -----------                         --------

          1 Warrant to purchase 10,675,168 shares of Common Stock of the Issuer issued to Environmental. (1)

          2 Warrant to purchase 1,331,062 shares of Common Stock of the Issuer issued to Environmental. (2)

          3 Warrant to purchase 1,754,029 shares of Common Stock of the Issuer issued to Environmental. (3)

          4 Warrant to purchase 650,281 shares of Common Stock of the Issuer issued to Environmental. (5)

          5 Non-qualified Stock Option Agreement, dated as of December 15, 1998, between the Issuer and Bentley J. Blum. (5)

          6 Non-qualified Stock Option Agreement, dated as of December 15, 1998, between the Issuer and Paul E. Hannesson. (5)

          7             Employment   Agreement,   dated   November  18,  1996,
                        between Environmental and Mr. Hannesson. (4)

          8 Agreement of Joint Filing, dated December 6, 1999, by and among Environmental, Bentley J. Blum and Paul E. Hannesson. (5)

          9 Non-Qualified Stock Option Agreement, dated July 13, 1999, between the Issuer and Paul E. Hannesson, as amended.(*)



      ----------------------------

      (*)   Filed herewith.

      (1) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 1998 (File No. 1-11871).

      (2) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 1997.

      (3) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 1999.

      (4) Incorporated by reference and filed as an Exhibit to the Environmental's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Securities and Exchange Commission on April 15, 1997 (File No. 0-10054).

      (5) Incorporated by reference and filed as an Exhibit to the Schedule 13D filed with the Securities and Exchange Commission on December 6, 1999 (File No. 005-47303).




                             (Page 10 of 11 Pages)

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned do hereby certify that the information set forth in this statement is true, complete and correct.

Dated:      April ___, 2000
                                  COMMODORE ENVIRONMENTAL SERVICES, INC.


                                  By:  /s/BENTLEY J. BLUM
                                       ----------------------------------------
                                  Name:   Bentley J. Blum
                                  Title:  Chairman  of the Board,  President and
                                          Chief Executive Officer

                                  /s/BENTLEY J. BLUM
                                  -------------------
                                     Bentley J. Blum


                                  /s/PAUL E. HANNESSON
                                  ---------------------
                                     Paul E. Hannesson



                             (Page 11 of 11 Pages)

                                INDEX TO EXHIBITS
                                -----------------

      EXHIBIT NO.                         DOCUMENT
      -----------                         --------

          1 Warrant to purchase 10,675,168 shares of Common Stock of the Issuer issued to Environmental. (1)

          2 Warrant to purchase 1,331,062 shares of Common Stock of the Issuer issued to Environmental. (2)

          3 Warrant to purchase 1,754,029 shares of Common Stock of the Issuer issued to Environmental. (3)

          4 Warrant to purchase 650,281 shares of Common Stock of the Issuer issued to Environmental. (5)

          5 Non-qualified Stock Option Agreement, dated as of December 15, 1998, between the Issuer and Bentley J. Blum. (5)

          6 Non-qualified Stock Option Agreement, dated as of December 15, 1998, between the Issuer and Paul E. Hannesson. (5)

          7             Employment   Agreement,   dated   November  18,  1996,
                        between Environmental and Mr. Hannesson. (4)

          8 Agreement of Joint Filing, dated December 6, 1999, by and among Environmental, Bentley J. Blum and Paul E. Hannesson. (5)

          9 Non-Qualified Stock Option Agreement between the Issuer and Paul E. Hannesson, dated July 13, 1999, as amended.(*)

      ----------------------------

      (*)   Filed herewith.

      (1) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 23, 1998 (File No. 1-11871).

      (2) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 1997.

      (3) Incorporated by reference and filed as an Exhibit to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 1999.

      (4) Incorporated by reference and filed as an Exhibit to the Environmental's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the Securities and Exchange Commission on April 15, 1997 (File No. 0-10054).

      (5) Incorporated by reference and filed as an Exhibit to the Schedule 13D filed with the Securities and Exchange Commission on December 6, 1999 (File No. 005-47303).